Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED JULY 20, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of August 1, 2022;
•to disclose the calculation of our June 30, 2022 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended June 30, 2022, BREIT’s Class I NAV per share remained at $14.98 as of June 30, 2022. The total return for Class I shares in June was 0.4% (not annualized).1

Strong real estate fundamentals in the rental housing and industrial sectors are currently driving record rent growth and low vacancy, despite continued market volatility. Importantly, unlike prior cycles, supply continues to be muted in these sectors and leverage remains in check.2,3

We believe BREIT is well positioned in this environment, with 77% of the portfolio concentrated in rental housing and industrial, two of the best performing sectors with strong, secular tailwinds.4,5 These sectors generally benefit from shorter duration leases and lower input costs, resulting in outsized cash flow growth potential as inflation can benefit top line rent growth with less impact from rising labor or material costs. BREIT’s same property net operating income (NOI) remains strong, with year-to-date growth estimated to be +16%.6 We believe this strong cash flow growth may help offset potential pressure on multiples (cap rates) due to rising interest rates, particularly as BREIT’s balance sheet is 82% fixed rate in-place financing.7

Note: As of June 30, 2022. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share remained stable at $14.67, Class S NAV per share remained stable at $14.98 and Class T NAV per share remained stable at $14.76. BREIT’s Class D total return was 0.4%, Class S total return was 0.3% and Class T total return was 0.3% for June 2022.
2 Citi, as of March 31, 2022. Represents starts as a percent of aggregate supply.
3 Reflects the NAREIT Total REIT Tracker as of March 31, 2022 and represents REIT leverage ratios.
4 “Property Sector” weighting is measured as the asset value of real estate investments for each sector category (Rental Housing, Industrial, Net Lease, Data Centers, Self Storage, Hospitality, Office, Retail) divided by the total asset value of all real estate investments, excluding the value of any third-party interests in such real estate investments (“Real Estate TAV”). The following sectors each have subsectors comprising over 1.0% of Real Estate TAV. Rental housing: multifamily, single family rental, student housing, and manufactured housing; Industrial: warehouses; and Hospitality: full service and select service hotels.
5 Performance of residential and industrial public REITs in 2022 and since BREIT’s inception provided by FTSE Nareit Equity REITs as of May 31, 2022. Market performance reflects BREIT’s concentration in growth markets, which have experienced high population growth relative to the U.S. average. While BREIT generally seeks to acquire real estate properties located in growth markets, certain properties may not be located in such markets. Although a market may be a growth market as of the date of the publication of this material, demographics and trends may change and investors are cautioned on relying upon the data presented as there is no guarantee that historical trends will continue or that BREIT could benefit from such trends. U.S. Census Bureau, as of July 2021, released in May 2022.
6 Represents preliminary estimated same property NOI growth for the six months ended June 30, 2022 (see Reconciliation of Estimated GAAP Net Loss to Estimated Same Property NOI on page 5).
7 The percentage of fixed rate financing is measured by dividing (i) the sum of our fixed rate debt, secured financings on investments in real estate debt with matched underlying interest rate exposure, and the outstanding notional principal amount of our interest rate swaps, by (ii) total debt outstanding.

August 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2022 (and repurchases as of July 31, 2022) is as follows:

Transaction Price (per share)
Class S	$14.9778
Class I	$14.9828
Class T	$14.7601
Class D	$14.6688
The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since June 30, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2022 ($ and shares in thousands):

Components of NAV	June 30, 2022
Investments in real estate	$104,414,121
Investments in real estate debt	10,749,489
Investments in unconsolidated entities	9,796,954
Cash and cash equivalents	2,294,725
Restricted cash	2,059,412
Other assets	4,317,260
Mortgage notes, term loans, and revolving credit facilities, net	(52,161,756)
Secured financings on investments in real estate debt	(5,397,667)
Subscriptions received in advance	(1,006,346)
Other liabilities	(3,819,161)
Accrued performance participation allocation	(385,242)
Management fee payable	(71,908)
Accrued stockholder servicing fees(1)	(18,140)
Non-controlling interests in joint ventures	(2,451,857)
Net asset value	$68,319,884
Number of outstanding shares/units	4,569,639
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,123,179	$36,456,250	$1,065,334	$5,711,597	$1,963,524	$68,319,884
Number of outstanding shares/units	1,543,834	2,433,206	72,177	389,370	131,052	4,569,639
NAV Per Share/Unit as of June 30, 2022	$14.9778	$14.9828	$14.7601	$14.6688	$14.9828
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	6.7%	5.1%
Industrial	6.4%	5.2%
Net Lease	6.7%	5.8%
Hospitality	9.1%	9.2%
Data Centers	6.6%	5.5%
Self Storage	7.0%	5.1%
Office	6.5%	4.6%
Retail	6.7%	5.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.5%	+1.9%	+2.0%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.5)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.7%	+2.6%	+1.4%	+2.3%	+3.1%	+4.1%	+3.0%
(weighted average)	0.25% increase	(2.8)%	(3.4)%	(2.4)%	(1.3)%	(2.2)%	(2.9)%	(3.6)%	(3.0)%

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2022 ($ and shares in thousands):

Components of NAV	May 31, 2022
Investments in real estate	$97,902,735
Investments in real estate debt	11,081,928
Investments in unconsolidated entities	9,745,399
Cash and cash equivalents	2,910,231
Restricted cash	2,544,860
Other assets	4,287,349
Mortgage notes, term loans, and revolving credit facilities, net	(47,662,382)
Secured financings on investments in real estate debt	(4,834,636)
Subscriptions received in advance	(1,501,481)
Other liabilities	(4,027,527)
Accrued performance participation allocation	(347,839)
Management fee payable	(71,047)
Accrued stockholder servicing fees(1)	(18,394)
Non-controlling interests in joint ventures	(2,476,459)
Net asset value	$67,532,737
Number of outstanding shares/units	4,517,367

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,703,591	$36,423,601	$1,051,619	$5,539,073	$1,814,853	$67,532,737
Number of outstanding shares/units	1,516,018	2,431,323	71,254	377,628	121,144	4,517,367
NAV Per Share/Unit as of May 31, 2022	$14.9758	$14.9810	$14.7588	$14.6681	$14.9810
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 379,111,813 shares of our common stock (consisting of 155,251,405 Class S Shares, 152,484,460 Class I Shares, 9,913,750 Class T Shares, and 61,462,198 Class D Shares) in the primary offering for total proceeds of $5.6 billion and (ii) 29,803,617 shares of our common stock (consisting of 13,245,005 Class S Shares, 12,415,418 Class I Shares, 673,834 Class T Shares, and 3,469,360 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.4 billion. As of June 30, 2022, our aggregate NAV was $68.3 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

References to “residential” in the paragraph under the question “What types of properties do you acquire?” in the Prospectus Summary and all other similar references to the “residential” sector in the Prospectus are superseded and replaced by “rental housing”.

Reconciliation of Estimated GAAP Net Loss to Estimated Same Property NOI

The following table reconciles preliminary estimated GAAP net loss to preliminary estimated same property NOI for the six months ended June 30, 2022 and 2021 ($ in thousands). Same property NOI growth is estimated to be 16% year-to-date based on the midpoint of the estimated year-over-year increase.

	Six Months Ended June 30,
	2022		2021
	Estimated		Actual
	Low	High
	(Unaudited)
Net loss	$(750,212)	$(678,764)	$(147,698)
Adjustments to reconcile to same property NOI
Depreciation and amortization	1,873,400	1,873,400	800,008
Management fee	401,778	401,778	165,278
Performance participation allocation	623,166	623,166	442,588
Loss (income) from investments in real estate debt	208,391	230,327	(355,934)
Net gain on dispositions of real estate	(443,535)	(401,293)	(22,802)
Interest expense	686,112	758,334	363,052
Other income	(865,795)	(783,339)	(233,529)
Income from unconsolidated entities	(130,737)	(118,285)	(104,710)
NOI attributable to non-controlling interests in third party joint ventures	(28,943)	(26,187)	(15,714)
NOI from unconsolidated entities	271,699	300,299	90,578
Other	119,607	132,197	26,059
NOI attributable to BREIT stockholders	1,964,931	2,311,633	1,007,176
Less: Non-same property NOI attributable to BREIT stockholders	951,145	1,191,133	85,372
Same property NOI attributable to BREIT stockholders	$1,013,786	$1,120,500	$921,804